UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities and Exchange Act of 1934

Global Innovative Systems Inc.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

37938W 30 6

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(CUSIP Number)

Bondy Tan, President, CEO and Secretary

Global Innovative Systems Inc.

16/F., Hang Seng Mongkok Building, 677 Nathan Road, Mongkok, Kowloon

Hong Kong 0000000

(011)-(852)-2546 1808

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2006

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37938W 30 6

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ko Yin

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A)	[	]
(B)	[	]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS

OO

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e) [	]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

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Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 10,606,230(1)
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	8.	SHARED VOTING POWER 0
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	9.	SOLE DISPOSITIVE POWER 10,606,230(1)
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	10.	SHARED DISPOSITIVE POWER 0
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,606,230(1)

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.7%(2)

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14.	TYPE OF REPORTING PERSON

IN

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_________

(1)

The 10,606,230 Shares are held indirectly by Ko Yin through the following wholly-owned subsidiaries as follows: (i) 1,750,000 Shares, representing 5.7% of the outstanding share capital of the Issuer, are registered in the name of Glory Goal Investment Limited ("Glory Goal"); (ii) 4,945,687 Shares, representing 16.2% of the outstanding share capital of the Issuer, are registered in the name of Admire Fame Investments Limited ("Admire Fame"); (iii) 2,875,399 Shares, representing 9.4% of the outstanding share capital of the Issuer, are registered in the name of Gain Huge Investments Limited ("Gain Huge"); and (iv) 1,035,144 Shares, representing 3.4% of the outstanding share capital of the Issuer, are registered in the name of Splendid Fortune Investments Limited ("Splendid Fortune").

(2)	The Issuer has assumed that there were 30,535,719 Shares outstanding as of the date of this filing.

Item 1.	Security and Issuer

This statement relates to the common shares (the "Shares") of Global Innovative Systems Inc. (the "Issuer").

The principal executive offices of the Issuer are located at 16/F., Hang Seng Mongkok Building, 677 Nathan Road, Mongkok, Kowloon, Hong Kong 0000000.

Item 2.	Identity and Background
(a)	This statement is filed on behalf of Ko Yin.
(b)	Mr. Ko's address is Rooms 1108-9, 11/F, Tower II, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong.
(c)

Mr. Ko is a director of Beijing Illumination (Hong Kong) Limited ("Beijing Illumination"). Beijing Illumination is the holding company of a lighting source manufacturer. The address of Beijing Illumination is Rooms 1108-9, 11/F, Tower II, Enterprise Square, 9 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong.

(d)	Mr. Ko has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

Mr. Ko has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ko is a citizen of Hong Kong.
Item 3.	Source and Amount of Funds or Other Consideration

Mr. Ko obtained beneficial ownership of 10,606,230 Shares in consideration for the transfer of 710 shares of Beijing Illumination from Mr. Yin's wholly-owned subsidiaries.

Pursuant to the terms of a Sale & Purchase Agreement, as amended, dated September 27, 2005, among the Issuer, Glory Goal and Ko Yin, Glory Goal transferred 325 shares of Beijing Illumination to the Issuer in consideration for the payment of HK$15,000,000 and the issuance of 1,750,000 Shares by the Issuer to Glory Goal.

Pursuant to the terms of a Deed Agreement, as amended, dated September 27, 2005, among the Issuer, Ko Yin, Admire Fame, Gain Huge and Splendid Fortune, the Issuer acquired a total of 385 additional shares of Beijing Illumination from Admire Fame, Gain Huge and Splendid Fortune in consideration for the total issuance of 8,856,230 Shares to the three companies.

Item 4.	Purpose of Transaction

Mr. Ko's purpose for the transaction was for personal investment. Mr. Ko does not have any plans or proposes which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a)	As of February 27, 2006, Mr. Ko beneficially owned 10,606,230 Shares, or 34.7% of the Issuer's outstanding common stock.
(b)	Mr. Ko holds the sole power to vote or to direct the vote, and to dispose or to direct the disposition of all of the Shares reported on this Schedule 13D.
(c)	Other than those transactions set out in Item 3, Mr. Ko has not effected any transactions in the Shares during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between Mr. Ko and any other person with respect to the Shares of the Issuer.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ko Yin

Ko Yin

Date: March 9, 2006